CID Holdco, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

SEE ID, Inc.

7500 Old Georgetown Road

Suite 901

Bethesda, Maryland 20814

January 8, 2025

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID Holdco, Inc.

Amendment No. 4 to the Registration Statement on Form S-4

Filed January 7, 2025

File No. 333-282600

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated January 7, 2025 (the “Comment Letter”), in respect of CID Holdco, Inc and SEE ID, Inc.’s (together, “we”, “us”, “our” or the “Registrant”) Amendment No. 4 to the Registration Statement on Form S-4, filed with the Commission on January 7, 2025 (the “Registration Statement”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Ticker Symbols and Dividend Information, page 13

1.	Staff’s comment: We note that you updated the most recent closing price for each share of SUAC Class A Common Stock, SUAC Unit and SUAC Public Warrant without changing the associated date. Please revise the date accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 142

2.

Staff’s comment: We note your response to prior comments 4 and 5 in which you indicate that adjustment S has been removed from the Temporary Equity section. However, adjustment S remains in all scenarios in the Temporary Equity section of the pro forma balance sheet. It is also unclear why you add cash to the cash held in trust account line-item referencing adjustment S and why the amounts of adjustments S to additional paid-in capital declines under each scenario. In addition, adjustments D1, D2, D3, and D4 do not balance. Revise your pro forma balance sheet to ensure the adjustment debits and credits net to zero, and the sum of the adjustments equals the line-item totals under each scenario.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the pro forma balance sheet was incorrect due to a clerical error and have corrected the pro forma balance sheet to remove the adjustment ’S’ debit from the Temporary Equity and removed the cash to the cash held in trust account line-item referencing adjustment S.

We have also corrected the adjustments ’S’ to additional paid-in capital so that it is constant under each scenario so the readers can see the actual known redemptions of class A common stock subject to redemption in all scenarios.

We’ve changed the reference in the class A common stock subject to possible redemption from ‘D0’ in each scenario to D1, D2, D3, D4 and D5, in the respective scenarios. Adjustments D1, D2, D3, D4 and D5 now balance. The total of D1, D2, D3, D4 and D5 net to zero under each scenario. We have ensured that the sum of the adjustments equals the line-item totals under each scenario.

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
President
CID Holdco, Inc.

/s/ Edmund Nabrotzky
Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

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